Exhibit 99.1

Kitov Appoints Gil Efron as Deputy Chief Executive Officer and Chief Financial Officer

Simcha Rock to Retire as CFO and Remain on Kitov’s Board of Directors

TEL AVIV, Israel, Oct. 11, 2018 (GLOBE NEWSWIRE) --  Kitov Pharma (NASDAQ/TASE: KTOV), an innovative biopharmaceutical company, today announced the appointment of Gil Efron as the Company’s new Deputy Chief Executive Officer and Chief Financial Officer. Simcha Rock, who has served as Kitov’s Chief Financial Officer since 2013, will retire from that position following a transition with Mr. Efron, and will continue to serve on the Company’s Board of Directors and as a strategic advisor.

“On behalf of the entire Board and management team at Kitov, I am immensely grateful to Simcha Rock for his dedication and valuable contributions to Kitov since its inception, including playing a key role in the growth of our business and leading our initial public offering on the NASDAQ. I am deeply appreciative that Simcha will remain with Kitov to help facilitate a smooth leadership transition, and we are pleased to continue to benefit from his expertise and strategic advice. We all wish him all the best in his retirement,” stated Kitov CEO, Isaac Israel. “We are fortunate to be able to welcome Gil Efron, a highly regarded and seasoned public company executive, into the Deputy CEO and CFO position.”

Gil Efron brings over 25 years of experience in public company and financial management positions. Most recently, he served as Deputy CEO and CFO of Kamada, a NASDAQ and TASE dual-listed plasma-derived protein therapeutics company. Previously, he was CFO of NASDAQ listed RRsat Global Communications LTD where he led its listing on NASDAQ; prior to that Mr. Efron served in various finance executive positions. Mr. Efron holds a BA degree in Economics and Accounting and an MA degree in Business Administration from the Hebrew University of Jerusalem, and was granted a certified public accountant’s license in Israel.

“Gil has proven his leadership and business acumen in the biotech space. He played a key role in building Kamada into a leading, profitable, international biopharmaceutical company with over $100 million in annual revenues, where he led Kamada’s IPO on NASDAQ,” Isaac Israel said.

“Following the recent FDA approval of our lead drug, Consensi™, Kitov is well positioned to benefit from Gil’s experience and skills in growing biotech companies from the clinical trial phase into successful commercialization networks and profitability,” Isaac Israel concluded.

Gil and Simcha will work together in the coming months until the complete transition of responsibilities, which is planned by year-end.

About Kitov Pharma

Kitov Pharma (Kitov Pharma Ltd.; NASDAQ/TASE: KTOV) is an innovative biopharmaceutical drug development group of companies. Leveraging deep regulatory and clinical-trial expertise, Kitov's veteran team of healthcare and business professionals maintains a proven track record in streamlined end-to-end drug development and approval. Kitov's flagship combination drug, Consensi™, intended to treat osteoarthritis pain and hypertension simultaneously, achieved the primary efficacy endpoints for its Phase III and Phase III/IV clinical trials. NT219, which is developed by its majority-owned subsidiary, TyrNovo Ltd., is a novel patented small molecule designed to overcome cancer drug resistance that is currently in pre-clinical development. By lowering development risk and cost through fast-track regulatory approval of novel late-stage therapeutics, Kitov plans to deliver rapid ROI and long-term potential to investors, while making a meaningful impact on people's lives. For more information on Kitov, the content of which is not part of this press release, please visit http://www.kitovpharma.com.

Forward-Looking Statements and Kitov's Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: risks and uncertainties associated with completing the proposed settlement of the two U.S. shareholder class-action lawsuits, the number of plaintiffs who may opt-out of the proposed settlement, and whether any proposed settlement is appealed; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the lack of sufficient funding to finance the clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents attained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents with protective claims; the commencement of any patent interference or infringement action; our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions; the continued uncertainty surrounding an investigation by the Israel Securities Authority into our historical public disclosures and the potential impact of such investigation on the trading of our securities or on our clinical, commercial and other business relationships; or on receiving the regulatory approvals necessary in order to commercialize our products; the uncertainty of the impact of such investigation and/or the proposed settlement of the two U.S. shareholder class-action lawsuits on the Israeli class action civil litigation in connection with the investigation which is still continuing, and other factors that are discussed in our in our Annual Report on Form 20-F for the year ended December 31, 2017 and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under ‘Risk Factors’ in our Registration Statements, Prospectuses and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, http://www.sec.gov.

For further information, contact:

Simcha Rock

Chief Financial Officer

+972-3-933-3121 ext. #105

simcha@kitovpharma.com

SOURCE Kitov Pharma